Exhibit 3.4

ELECTROMEDICAL TECHNOLOGIES, INC.

CERTIFICATE OF DESIGNATION OF

SERIES A PREFERRED STOCK, SETTING FORTH THE POWERS,

PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND

RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

AND BOARD RESOLUTION SO AUTHORIZING

Pursuant to Section 151 of the Delaware General Corporation Law, Electromedical Technologies, Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY:

The Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

On October 1, 2019, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series a Preferred Stock, comprised initially of One Million (1,000,000) shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, a series of the class of authorized SERIES A PREFERRED STOCK is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Section 1. Designation and Number.

The shares of such series shall be designated as the Series A Preferred Stock (the “Series A Preferred Stock”). The number of shares initially constituting the Series A Preferred Stock shall be One Million (1,000,000).

Section 2. Dividends and Distributions.

The Series A Preferred Stock will NOT participate in dividends and distributions.

Section 3. Interest Payable on Series A Preferred Stock.

There will be no interest paid to the holders of the Series A Preferred Stock.

Section 4. Voting.

a.  Each holder of shares of the Series A Preferred shall be entitled to the One Hundred (100) votes for each Preferred A share held on all matters of the Corporation put forth for a valid vote of shareholders.

Section 5. Conversion Rights.

There are no conversion rights for the Series Each Series A Preferred Shares.

Section 7. Liquidation Event.

The Series A Preferred Stock shall hold not senior liquidation rights and shall be treated as common shares in the event of any Liquidation.

Section 8. Modification; Amendment or Waiver.

The terms of this Certificate of Designation shall not, by merger, consolidation or otherwise, be amended, waived, altered or repealed without the affirmative vote of the holders of a majority all shareholders of the Corporation.

Section 9. Severability.

If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

IN WITNESS WHEREOF, the board of directors of the Corporation has caused this Certificate of Designation to be duly executed in its corporate name on this 15th day of October 2019.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
	Name:	Matthew Wolfson
	Title:	Chairman of the Board